

May 19, 2014

<u>Via Email</u>
Robert Regular
Chief Executive Officer
Kitara Media Corp.
525 Washington Blvd., Suite 2620
Jersey City, New Jersey 07310

> **Re:** **Kitara Media Corp.**
> **Registration Statement on Form S-1**
> **Filed May 12, 2014**
> **File No. 333-195894**

Dear Mr. Regular:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise to provide updated financial statements pursuant to Rule 8-08 of Regulation S-X as well as other related disclosure.

Prospectus Cover Page

2. We note that you have filed a separate registration statement on Form S-1 (File No. 333-195565). Disclose the total number of shares that are being concurrently offered by the selling stockholders of the company and the portion of that total offered by means of a separate prospectus.

Prospectus Summary

Background of the Offering, page 2

3.   Please revise to discuss the material terms of the private placement on April 25, 2014. In this regard, we note that you do not discuss that the company received $6.6 million in proceeds, including the cancellation of a $1 million promissory note held by Ironbound Partners Fund, LLC, which is an affiliated party. Athought this disclosure appears on page II-5 of the registration statement, t it should also be included in the prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jan Woo, Attorney-Adviser, at (202) 551-3453 if you have any questions. If you need further assistance, please contact me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
       Jeffrey M. Gallant, Esq.
       Graubard Miller